

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com


05007818

Group Secretariat

22nd April 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Strategic Holdings Limited ("JSH")
Director's Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JSH of the following Director's share transaction. Under the same London requirements, such notification has also been made on behalf of JSH's holding company and relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
R C Kwok	Acquisition of Shares in JSH	07/10/2004*	+500	US$6.85

* *The acquisition of shares was informed by the custodian holding the shares on behalf of Mr R C Kwok's spouse on 22nd April 2005.*

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

5/13